UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company — Issuer)

UNIVERSAL HOSPITAL SERVICES, INC.

SUNRISE MERGER SUB, INC.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.04 Per Share

(Title of Class of Securities)

29089V–20–3

(Cusip Number of Class of Securities)

Rex T. Clevenger

Executive Vice President and Chief Financial Officer

Universal Hospital Services, Inc.

7700 France Avenue South, Suite 275

Edina, Minnesota 55435—5228

Telephone: (952) 893—3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Bellini
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340—2600

☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                      third—party tender offer subject to Rule 14d—1.

☐                        issuer tender offer subject to Rule 13e—4.

☐                        going—private transaction subject to Rule 13e—3.

☐                        amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On February 6, 2011, Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emergent Group Inc., a Nevada corporation (“Emergent Group”), whereby Parent and Merger Sub intend to commence a tender offer to purchase all of the issued and outstanding shares of Emergent Group’s common stock (“Shares”) at a purchase price of $8.46 per share in cash to be followed by a merger of Merger Sub with and into Emergent Group.

The following are talking points regarding the transaction used by Rex T. Clevenger, Parent’s Executive Vice President and Chief Financial Officer, on Monday, February 7, 2011 at the UBS Healthcare Conference in New York, New York:

•                                          This morning we announced the signing of a definitive agreement for UHS to acquire Emergent Group Inc. and its wholly owned subsidiary, PRI Medical Technologies, Inc. for $8.46 per Emergent Group share in an all-cash transaction.  PRI Medical is a leading provider of surgical equipment and laser technology solutions.  Total enterprise value of the transaction, including debt assumption, is approximately $70 million.

•                                          The transaction is structured as a cash tender offer and we expect closing to occur within 45 to 90 days.

•                                          PRI Medical currently operates in 16 states and provides surgical equipment and laser technology to hospitals, outpatient surgery centers and physicians’ offices.  The equipment is supplied with specialized technicians who support its proper operation and maintenance.

•                                          The transaction allows us to expand our offerings into state—of—the—art surgical equipment and services for our hospital and surgery center customers.  It also enhances and expands our ability to meet our commitment to our customers to bring comprehensive solutions that reduce costs, increase efficiencies and drive better health care outcomes.

•                                          We will fund the transaction using our existing $195 million credit agreement and expect our debt to adjusted EBITDA ratio to remain in the mid 4’s upon completion.

•                                          For further information on the transaction, please refer to UHS and Emergent Group SEC filings.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

This Schedule TO is not an offer to purchase or a solicitation of an offer to sell any Shares.  The offer by Parent for all of the outstanding Shares (the “Offer”) has not yet been commenced.  Upon commencement of the Offer, Parent will mail to Emergent Group’s stockholders an offer to purchase and related materials and Emergent Group will mail to its stockholders a solicitation/recommendation statement with respect to the Offer.  Parent will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D—9.  Emergent Group’s stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the Offer.  Emergent Group’s stockholders may obtain a free copy of these materials (when available) and other documents filed by Parent or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO and the Schedule 14D—9 also may be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting Parent at (952) 893—3200.

FORWARD—LOOKING STATEMENTS

This Schedule TO contains forward—looking statements.  These statements are based on Parent’s management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including: the risk that the transaction may not be consummated; the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that Emergent Group and its wholly owned subsidiary, PRI Medical Technologies, Inc., may not be integrated successfully into Parent; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected.  More detailed information about these factors is contained in Parent’s filings with the SEC.  Parent undertakes no duty to update forward—looking statements.